ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

ACREX OPTIONS RAGLAN UNGAVA CLAIMS

Monday, September 22, 2003, Vancouver, B.C.: Acrex Ventures Ltd. (AKV:TSX.V).

Acrex Ventures Ltd. (“Company”) has granted to Resolve Ventures Inc. an option to acquire up to a 70% interest in the Company’s Raglan, Ungava claims.

Resolve can earn an initial 60% interest in the claims by paying $15,000 in cash upon acceptance of the agreement for filing by the TSX Venture Exchange, issuing the Company 250,000 shares, paying an additional $10,000, and expending $850,000 on the property – in installments on a timed schedule extending to January 1, 2007.  Resolve can increase its interest in the property by an additional 10% to 70% by expending a total of $1,850,000 (including the original $850,000) by January 1, 2010.  If Resolve earns the 60% - or 70% - the Company and Resolve will constitute a joint venture, each having their respective interests in the claims.

The agreement is subject to acceptance for filing by the TSX Venture Exchange.  All of Resolve’s obligations under the agreement are optional – and it has the right to elect not to proceed to exercise the options granted to it.

The Raglan Ungava claims are a block of 150 claims located in the Raglan area, in northern Ungava, Quebec.  The claims cover approximately 6,210 hectares – approximately 15, 345 acres.  The Company acquired the claims in the Fall of 2002.

The Company will be required to give a finder’s fee if the agreement is accepted for filing by the Exchange – which will be shares of the Company.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.